FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of   January, 2003
RIMFIRE MINERALS CORPORATION
700-700 West Pender Street
Vancouver BC Canada V6C 1G8
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Y      Form 40-F   N

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes    N      No    Y

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82























RIMFIRE MINERALS CORPORATION
TSX Venture Exchange: RFM

NEWS RELEASE

Rimfire Adds Communications Consultant

PR03-01

Vancouver, Canada (January 9, 2003): Rimfire Minerals Corporation (TSX-V:RFM) is pleased to announce that it has engaged Williams Communications, of Vancouver, to provide investor relations services to the Company. Williams Communications will assist Rimfire's management with investor relation services including the development of retail and institutional contacts and the coordination of the Company's communication strategy.

The Company has agreed to pay Williams Communications a monthly fee in the amount of $1,200, on a month-to-month basis and grant Michael Williams stock options to purchase 50,000 shares of the Company exercisable at $0.60 per share until January 9, 2005, subject to regulatory approval.

Rimfire is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold properties in British Columbia and Alaska. Partners funding exploration in 2003 include AngloGold (U.S.A.), Barrick Gold, First Au Strategies Inc., Stikine Gold Corp., and Plutonic Capital Corp.


On behalf of Rimfire Minerals Corporation

"David Caulfield"

David Caulfield, P.Geo.
President & CEO

For further information contact

Rimfire Minerals Corporation
David Caulfield and/or Jason Weber
Suite 700 - 700 West Pender Street
Vancouver, BC Canada
Phone: (604) 669-6660  Fax (604) 669-0898
www.rimfireminerals.com
info@rimfire.bc.ca




The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release








BC FORM 53-901F
SECURITIES ACT - BRITISH COLUMBIA
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT
Item 1    Reporting Issuer:
    Rimfire Minerals Corporation
    Suite 700 - 700 West Pender Street
    Vancouver, B.C.
    V6C 1G8

Item 2    Date of Material Change:
    January 9, 2003

Item 3    Press Release:
    Date of Issue    Place of Issue
    January 15, 2003   Vancouver, British Columbia
    (See distribution sheet marked Schedule "A" attached.)

Item 4    Summary of Material Change:

Rimfire Minerals Corporation is pleased to announce that it has engaged Williams Communications, of Vancouver, to provide investor relations services to the Company.

Item 5	Full Description of Material Changes:

Rimfire Minerals Corporation is pleased to announce that it has engaged Williams Communications, of Vancouver, to provide investor relations services to the Company. Williams Communications will assist Rimfire's management with investor relation services including the development of retail and institutional contacts and the coordination of the Company's communication strategy. The Company has agreed to pay Williams Communications a monthly fee in the amount of $1,200, on a month-to-month basis and grant Michael Williams stock options to purchase 50,000 shares of the Company exercisable at $0.60 per share until January 9, 2005, subject to regulatory approval.


Item 6    Reliance on Section 85(2) of the Act:
    Not applicable

Item 7    Omitted Information:
    Not applicable.

Item 8    Senior Officers:

    David A. Caulfield, President
    700 -700 West Pender Street
    Vancouver, British Columbia
    V6C 1G8
    Telephone: (604) 669-6660
    Email: davidc@rimfire.bc.ca

    Henry J. Awmack, Chairman
    700-700 West Pender Street
    Vancouver, British Columbia
    V6C 1G8
    Telephone: (604) 669-6660
    Email: henrya@equityeng.bc.ca


Item 9    Statement of Senior Officer:
    The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 15th day of January, 2003.
..

RIMFIRE MINERALS CORPORATION

"DAVID A. CAULFIELD"

David A. Caulfield
President and CEO

Form 53-901F


SCHEDULE A
Media:

    Market News Publishing Inc.   News Desk
    Canada Stockwatch             News Desk
    The Northern Miner            News Desk
    The Prospector                News Desk
    Standard & Poor's             Corporation Records





Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:   DAVID A. CAULFIELD
      DAVID A. CAULFIELD
      PRESIDENT

Date  January 15, 2003